VIA FACSIMILE AND OVERNIGHT COURIER
(202) 772-9203

May 30, 2013

H. Roger Schwall
Assistant Director
100 F Street, NE
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:         Cameron International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 23, 2013
File No. 1-13884

Dear Mr. Schwall:

On behalf of Cameron International Corporation (the “Company”), this is the Company’s response to your letter of May 16, 2013. In your letter you instruct the Company to revise its disclosure regarding a certain risk factor if “the risks to [the Company] associated with the use of [its] equipment and services by companies employing hydraulic fracturing, such as potential liability related to underground migration and surface spillage” are “material”.

The use of our equipment and services in hydraulic fracturing operations, or “fracing”, creates no greater risk of liability to the Company than the use of our equipment and services in other applications such as conventional surface or subsea drilling or production. Regarding the first of the two specific areas of potential liability mentioned in your letter, underground migration, such liability is the legal liability of the well owner/operator, not the equipment or services providers to the owner/operator. Regarding the second, surface spillage, we have that risk with our other equipment and service applications, and while not involving fracing fluids, they involve oil and gas and drilling fluids and other chemicals. It is also customary industry practice for the owner/operator to provide indemnities to equipment and service suppliers for both of these risks as well as others. As a result, the Company is of the opinion that use of its equipment in fracing operations does not, in and of itself, change the Company’s risk profile and does not create a material risk to the Company.

We are also of the opinion that the risk to the Company as a designer, manufacturer and installer, and servicer of oil and gas pressure control equipment is adequately described in the “Risk Factor” cited in your letter.

In any event, however, given that hydraulic fracturing is of particular interest to the Commission and to certain segments of the public, we will add the following to our Form 10-Q for Fiscal Quarter Ended June 30, 2013, following the second sentence:

“Some of the Company’s equipment is designed for use in hydraulic fracturing operations. For a discussion of the risks of and regulatory responses to hydraulic fracturing, see The Company is subject to environmental, health and safety laws and regulations that expose the Company to potential liability and proposed new regulations that would restrict activities to which the Company currently provides equipment and services, below.

Cameron acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its letter and in its filings. Cameron further acknowledges that Staff comments or changes to disclose in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Should the staff have any questions with respect to the information provide in their letter, please contact me at (713) 513-3389.

Cameron International Inc.
By:	/s/ Christopher A. Krummel
Name:	Christopher A. Krummel
Title:	Vice President, Controller and Chief Accounting Officer

c:         Ms. Caroline Kim
  Attorney-Advisor
    Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Ms. Laura Nicholson
Attorney-Advisor
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010